SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

TREE.COM, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

894675107

(CUSIP Number)

Douglas R. Lebda

c/o Tree.com, Inc.

11115 Rushmore Drive

Charlotte, North Carolina 28277

(704) 541-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1	Name of Reporting Person Douglas R. Lebda

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,154,377

	8.	Shared Voting Power 45,374

	9.	Sole Dispositive Power 1,741,877

	10.	Shared Dispositive Power 45,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,751

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person IN

CUSIP No. 894675107

1	Name of Reporting Person The Douglas R. Lebda Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,374

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,374

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person OO

EXPLANATORY NOTE:  This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 18, 2009, as amended by Amendment No. 1 filed on May 7, 2009, Amendment No. 2 filed on April 9, 2010 and Amendment No. 3 filed September 10, 2010.

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, $.01 par value (the “Common Stock”), of Tree.com, Inc. (the “Company”).  The Company’s principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

Item 2.    Identity and Background.

This Schedule 13D is being filed on behalf of Douglas R. Lebda and The Douglas R. Lebda Family Trust (together, the “Reporting Persons”).   Certain information with respect to the Reporting Persons follows:

A.     Douglas R. Lebda

Mr. Lebda’s principal business address is 11115 Rushmore Drive, Charlotte, North Carolina 28277.  Mr. Lebda’s present principal occupation is Chairman and Chief Executive Officer of Tree.com, Inc., 11115 Rushmore Drive, Charlotte, North Carolina 28277.  During the last five years, Mr. Lebda has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Lebda has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Lebda is a citizen of the United States.

B.      The Douglas R. Lebda Family Trust

The Douglas R. Lebda Family Trust (“Lebda Family Trust”) has a principal address at 345 East 73 rd Street, Apt. 4E&F, New York, New York 10021-3756. During the last five years, Lebda Family Trust has not been convicted in a criminal proceeding.  During the last five years, Lebda Family Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.

The Reporting Persons acquired the shares of Common Stock with personal funds and, in the case of Mr. Lebda, in connection with compensation arrangements and the exchange of shares of preferred stock of a subsidiary of the Company owned by Mr. Lebda together with accrued and unpaid dividends in respect of such shares.

Item 4.    Purpose of Transaction.

The Reporting Persons have acquired their shares for investment purposes and, in the case of Mr. Lebda, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Company;

(f)      Any other material change in the Company’s business or corporate structure;

(g)     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a),(b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 2,199,751 shares (or 19.6%) of the Company’s Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)      Douglas R. Lebda beneficially owns 2,199,751 shares of Common Stock, consisting of (A) 1,617,093 shares of Common Stock directly held by Mr. Lebda (as to which he has sole voting and dispositive power), (B) 6,814 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that are presently exercisable or become exercisable within the next 60 days (as to which he has sole voting and dispositive power), (C) 117,970 shares of restricted Common Stock (as to which he has sole voting and dispositive power), (D) 412,500 shares of unvested restricted Common Stock (as to which he has sole voting power but no dispositive power), and (E) 45,374 shares of Common Stock held by Lebda Family Trust (as to which he has shared voting and dispositive power).  Such shares represent 19.6% of the Company’s outstanding Common Stock.  The foregoing amounts exclude 589,850 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that cliff vest on August 21, 2013; and

(ii)     Lebda Family Trust beneficially owns 45,374 shares of Common Stock.  Such shares represent 0.4% of the Company’s outstanding Common Stock.

(c)     Recent Transactions.

In the past 60 days, none of the Reporting Persons had any transactions in the Common Stock, except as follows:

(i)  Mr. Lebda and the Company entered into a share exchange agreement on August 30, 2010 (the “Share Exchange Agreement”) pursuant to which Mr. Lebda exchanged 2,902.33 currently outstanding shares of Series A Redeemable Preferred Stock, par value $0.01 per share, of LendingTree Holdings Corp., a Delaware corporation and wholly-owned subsidiary of the Company, owned by him, together with $1,055,932 in accrued and unpaid dividends in respect of such shares, for a total of 534,900 newly-issued shares of Common Stock.  The value of the Common Stock issued to Mr. Lebda pursuant to the Share Exchange Agreement was $7.40 per share and was determined based on the closing price on the Nasdaq Global Market on the trading day preceding the closing of the exchange.

(ii)  On October 26, 2010, Mr. Lebda and the Company entered into amendments to Mr. Lebda’s 2009 restricted stock award agreements in order to permit Mr. Lebda to vote all restricted shares of Common Stock awarded pursuant to the 2009 restricted stock award agreements, even those that are unvested.  As a result, Mr. Lebda became eligible to vote 262,500 shares of Common Stock which shares may not be transferred by Mr. Lebda until vested and which shares vest in three equal annual installments beginning on February 17, 2011.

(d)     Certain Rights to Receive Dividends or Direct Sale Proceeds:

N/A

(e)     Ownership of Five Percent or Less of Class:

Mr. Lebda became the beneficial owner of more than 5% of the Common Stock of the Company on February 8, 2009.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 30, 2010, Mr. Lebda and the Company entered into a Share Exchange Agreement pursuant to which Mr. Lebda exchanged 2,902.33 currently outstanding shares of Series A Redeemable Preferred Stock, par value $0.01 per share, of LendingTree Holdings Corp., a Delaware corporation and wholly-owned subsidiary of the Company, owned by him, together with $1,055,932 in accrued and unpaid dividends in respect of such shares, for a total of 534,900 newly-issued shares of Common Stock.  The value of the Common Stock issued to Mr. Lebda pursuant to the Share Exchange Agreement was $7.40 per share and was determined based on the closing price on the Nasdaq Global Market on the trading day preceding the closing of the exchange.

On March 31, 2010, the Company entered into a restricted stock award agreement with Mr. Lebda pursuant to which Mr. Lebda was awarded a total of 150,000 shares of restricted Common Stock of the Company.    These shares of restricted Common Stock vest in three equal annual installments beginning on February 17, 2011, provided certain financial performance targets are met and Mr. Lebda is employed by the Company on such dates.   In the event shares do not vest in 2011 or 2012 because of the failure to attain the applicable financial performance target, such shares may vest in 2012 or 2013 if additional performance targets are met. These shares of restricted stock are entitled to voting rights prior to vesting.  Until the shares of restricted Common Stock granted under these agreements vest, Mr. Lebda is prohibited from selling, transferring, pledging, assigning or otherwise alienating or hypothecating such shares.  All of the then-outstanding and -unvested portion of the restricted Common Stock will vest upon the occurrence of a change of control.  In addition, on October 26, 2010, the Company and Mr. Lebda entered into an amended and restated employment agreement that provides, among other things, that Mr. Lebda will become one-hundred percent (100%) vested in his 2010 restricted stock award in the event his employment is terminated by the Company without Cause or if he resigns from the Company for Good Reason (with such terms having the meaning provided them under Mr. Lebda’s amended and restated employment agreement).

On March 26, 2009 and April 28, 2009, the Company entered into restricted stock award agreements with Mr. Lebda pursuant to which Mr. Lebda was awarded a total of 350,000 shares of restricted Common Stock of the Company.  These shares of restricted Common Stock vest in four equal annual installments beginning on February 17, 2010.  Until the shares of restricted Common Stock granted under these agreements vest, Mr. Lebda is prohibited from selling, transferring, pledging, assigning or otherwise alienating or hypothecating such shares.  On October 26, 2010, Mr. Lebda and the Company entered into amendments to the restricted stock award agreements in order to permit Mr. Lebda to vote all restricted shares of Common Stock awarded pursuant to the 2009 restricted stock award agreements, even those that are unvested.  Prior to such amendments, Mr. Lebda was prohibited from voting any unvested shares of restricted Common Stock granted under these agreements.  On February 25, 2010, the Compensation Committee of the Company approved certain amendments to Mr. Lebda’s change in control severance benefits so that 100% of the then-outstanding and -unvested portion of the restricted Common Stock will vest upon consummation of a change of control.  The restricted stock award agreements also provide that the vesting of the shares of restricted Common Stock shall accelerate if Mr. Lebda is terminated by the Company without Cause or resigns from the Company for Good Reason (with such terms having the meaning provided them under Mr. Lebda’s amended and restated employment agreement).

On February 8, 2009, the Company entered into a Stock Purchase Agreement with Mr. Lebda, pursuant to which Mr. Lebda purchased 935,000 shares of Common Stock.  The shares were initially subject to certain vesting provisions that entitled the Company to repurchase Mr. Lebda’s unvested shares in certain circumstances.  However, the Company relinquished these rights on February 25, 2010.

In connection with the spin-off of the Company from IAC/InterActiveCorp in August of 2008, Mr. Lebda was granted an option to purchase 589,850 shares of Common Stock with an exercise price of $8.48 per share.  This stock option is scheduled to vest in its entirety on August 21, 2013.  The agreement pursuant to which the stock option award was granted provides that the vesting of such award shall accelerate if Mr. Lebda is terminated by the Company without Cause or resigns from the Company for Good Reason (with such terms having the meaning provided them under Mr. Lebda’s employment agreement).

Item 7.  Material to be Filed as Exhibits.

Exhibit	Name	Incorporated By Reference To

Exhibit 1	Joint Filing Agreement	Filed Herewith

Exhibit 2	Stock Purchase Agreement, dated February 8, 2009, between Tree.com, Inc. and Douglas R. Lebda.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 11, 2009

Exhibit 3	Form of Restricted Stock Award Agreement	Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 27, 2009

Exhibit 4	Option Cancellation Agreement dated April 28, 2009 between Douglas R. Lebda and Tree.com, Inc.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 1, 2009

Exhibit 5	Share Exchange Agreement dated August 30, 2010 between Douglas R. Lebda and Tree.com, Inc.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 1, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2010

/s/ Douglas R. Lebda
Douglas R. Lebda

/s/ David Rich
David Rich, as trustee of The Douglas R. Lebda Family Trust